INVEST IN ACES

Aces reimagines clean, starting with towels — killing 99.9% of bacteria.

PITCH VIDEO INVESTOR PANEL



New York NY

Retail | Technology | Hardware | Lifestyle | Sustainability

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY 10 ASK A QUESTION 2

Highlights

1. Massive category - Use Case Opportunities: Bath, Kitchen, Beach, Fitness, Baby, and others.
2. The operating team complimented by the advisory board bring a wealth of relevant experience.
3. Global Opportunity
4. Solves an acute health issue at a time when consumers are choosing healthy.
5. Positive contribution margin on the first order at scale.
6. Line of sight to a greater than 4:1 LTV to CAC ratio.
7. Exciting disruptive brand.

Our Team



Jesse Pliner Founder & CEO

Product Development and Operations executive who delivers award winning products at scale. Most recently was COO @ MYRO.

> We are passionate about creating memorable brands and products that enable consumers to live healthier lives.



Patrick Pan CMO

Patrick is a Fortune-100-trained global strategy and marketing professional who led multinational direct-to-consumer profitability at some of the last decade's most captivating institutionally-funded brands including Theragun.



Richard Chen Operations Advisor

Director of Operations @ Harry's

SEE MORE

We make the most amazing towels that actually keep you clean.

Firstly, feel free to check out our (clickable link -->) investor deck.

We learned that towels are the perfect breeding ground for bacteria...


"After about two days, if you dry your face on a hand towel you're probably getting more E. coli on your face than if you stuck your head in a toilet and flushed it."
Dr. Charles Gerba, PhD, Microbiologist at the University of Arizona
SOURCE: Time Magazine, 9/21/17
TIME

The longer you go without washing your towel, the worse the problem becomes..


_PROBLEM
DOCTOR RECOMMENDS LAUNDERING
BACTERIA ON TOWEL
92% OF PEOPLE FALL SOMEWHERE ON THIS CURVE
DAYS USED
The way you use your towel is dangerous.
If you don't wash your towels after every use, they can:
Contribute to acne and other skin problems
Exacerbate allergies and asthma
Cause yeast infections
Spread infections like MRSA and STDs like herpes
Smell gross
_5
ACES

Consumers want healthier products without compromising...


_PROBLEM
Once you know the risks, it changes everything.
Before covid-19, we educated a survey panel on the dangers of regular towels and their preference for a towel that keeps them healthy went up 30X.
What's the most important factor when purchasing a towel?
Before reading E. coli Stat
Health & Wellness 1.1%
Soft & Thickness 63.2%
Other 35.7%
After reading E. coli Stat
Health & Wellness 30.3%
Soft & Thickness 39.5%
Other 30.2%
_6
ACES

Silver Fiber Technology allows for healthier towels...


Silver kills 99.9% of bacteria, on contact.
So, we took silver fibers and combined them with Egyptian cotton to make the best towels you didn't know you need.
+
=
Silver Fibers
Silver's positive ion charge is attracted to bacteria's negative ion charge, destroying 99.9% of bacteria, and many viruses.
Organic Cotton
We use long-staple, organic, Egyptian cotton, for a towel that is durable because of how plush it is, not despite it.
Better Towels
They start clean and stay that way, meaning you can wash them less and they'll last longer.

Healthy is important, but so are soft, plush, and amazing craftsmanship. So we went to Portugal...





Now we're getting ready to execute..

Aces stands for amazing product experiences, purposeful brand, an enjoyable shopping experience, disruptive aesthetic, and white glove customer service. We see an opportunity to disrupt the towel category by offering better products and having a differentiated brand and merchandising strategy. The various towel categories (bath, kitchen, beach, fitness, etc) give us the opportunity to drive customer repeatability and tell a really compelling brand and product story. Thank you for taking the time to check us out. Please reach out with any question.